UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29283/ May 26, 2010

In the Matter of	:
	:
LOU HOLLAND TRUST	:
One North Wacker Dr.	:
Suite 700	:
Chicago, IL 60606	:
	:
(811-7533)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Lou Holland Trust filed an application on April 14, 2010,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On April 30, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29263). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Florence E. Harmon
                                        Deputy Secretary